UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

390 - 3600 Lysander Lane
Richmond, B.C. Canada V7B 1C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F     [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]      No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_________

This report on Form 6-K and attached exhibits are incorporated by reference into Registration Statement No. 333-161564 and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Subscription Agreement

     On November 12, 2010, PolyMet Mining Corp., a corporation existing under the laws of British Columbia (the “Company”), entered into a Subscription Agreement (the “Subscription Agreement”) with Glencore AG, a corporation existing under the laws of Switzerland (the “Purchaser”). Pursuant to the Subscription Agreement, the Company has agreed to issue and sell up to an aggregate of 15 million shares (the “Shares”) of its common shares, without par value (the “Common Shares”), at a price per Share of US$2.00. A copy of the Subscription Agreement is attached hereto as Exhibit 99.1.

     Consummation of the sale of the Shares is expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  tranche 1 of US$10 million is expected to close no later than January 17th, 2011;

  tranche 2 of US$10 million is expected to close no later than October 17th, 2011; and

  tranche 3 of US$10 million is expected to close on the earlier of (i) within 10 business days following receipt by the Company of key permits, in a form reasonably acceptable to the Purchaser, that will enable the start of construction of the Project (as defined in the Subscription Agreement), and (ii) October 15th, 2012.

Registration Rights Agreement

     Pursuant to the Subscription Agreement, the Company entered into a Registration Rights Agreement, dated as of the date of the Subscription Agreement (the “Registration Rights Agreement”), with the Purchaser, pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), on Form F-10, if the Company is eligible under the Multi-Jurisdictional Disclosure System, or if Form F-10 is not available, then Form F-3 or other appropriate form of registration statement, or effect a registration for public offering in the United States and/or Canada, covering the resale of all Common Shares held by the Purchaser (the “Registrable Securities”) upon demand by the Purchaser at any time after the earlier of (i) the date the Purchaser consummates the purchase of the third and final installment of 5,000,000 Shares pursuant to the Subscription Agreement, and (ii) the date the Purchaser’s obligations under the Subscription Agreement shall have terminated in accordance with its terms. A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.2.

     Upon written request from the holders of at least 50% of the Registable Securities, the Company must effect an unlimited number of registrations; provided, however, the Company is not obligated to effect (i) a registration covering Registrable Securities for an aggregate public offering price of less than US$5.0 million, (ii) more than two registrations within any 12-month period, and (iii) any registration at a time when the Company is keeping three such registrations effective. The Company will use its reasonable best efforts to keep each registration continuously effective until the earlier to occur of (a) the date all Registrable Securities have been sold to the public either pursuant to a registration statement or Rule 144 under the Securities Act, (b) the date all Registrable Securities have been sold in a private transaction in which the transferor’s rights under the Registration Rights Agreement are not assigned, (c) the date on which such security may be resold without restriction pursuant to Rule 144(b)(1) under the Securities Act, or (d) the date on which all Registrable Securities cease to be outstanding.

Other

     The offering and sale of the Shares were made in a private sale in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D, as promulgated by the Commission under the Securities Act, and the exemption from the prospectus and registration requirements of Canadian Securities Laws provided under Section 2.10 of NI 45-106 and Instrument 71.205 of the British Columbia Securities Commission. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell, a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

     This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale, would be unlawful prior to the registration or qualification under the securities laws of any such state.

Incorporation by Reference

     Incorporated herein by reference are the Subscription Agreement (Exhibit 1) and the Registration Rights Agreements (Exhibit 2). The respective descriptions of the Subscription Agreement and the Registration Rights Agreement are brief summaries only and are qualified in their entirety by the respective terms of each document.

     A copy of the press release announcing the transaction is incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Subscription Agreement, dated November 12, 2010, between the Company and the Purchaser.

99.2	Registration Rights Agreement, dated November 12, 2010, between the Company and the Purchaser.

99.3	News Release November 12, 2010 (incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed on November 15, 2010).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: November 18th, 2010	By:	/s/ Douglas Newby
Douglas Newby
	Title:	Chief Financial Officer